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  FORM 4                         U.S. SECURITIES AND EXCHANGE COMMISSION
----------                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940


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1.  Name and Address of Reporting Person

Saiontz                            Steven                             J.
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        (Last)                     (First)                        (Middle)

                             760 N.W. 107th Avenue
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                                   (Street)

Miami                                 FL                              33172
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol    LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

4.  Statement for Month/Year   Mar-02
                             ----------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                               ---------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    Chief Executive Office
    ----------------------
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing

    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title                2. Trans-  3. Trans-       4. Securities Acquired (A)      5. Amount of        6. Owner-     7. Nature
   of                      action     action          or Disposed of (D)              Securities          ship          of In-
   Security                Date       Code            (Instr. 3, 4, and 5)            Beneficially        Form:         direct
   (Instr. 3)              (Mo./      (Instruction                                    Owned at            Direct        Bene-
                           Day/       8)                                              End of              (D) or        ficial
                           Yr.)    -----------------------------------------------    Issuer's Fiscal     Indirect      Owner (4)
                                    Code  V           Amount / A or D / Price         Year                (Instr. 4)
                                                                                      (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A         N/A                          N/A                     1,945                 I    By Savings Plan
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Common Stock             N/A         N/A                          N/A                     4,799                 I    By IRA Trust
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Common Stock            3/15/2002     J                   50,000 / (D) / $32.93         282,394                 D
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Restricted Common
 Stock (1)               N/A         N/A                          N/A                   150,000                 D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (200,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents a sale to LNR Property Corporation of stock upon which restrictions have lapsed.

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
FORM 4 (continued)         Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g. puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Conver-  3. Transac-  4. Transac-   5. Number of    6. Date               7. Title/Amt.     8. Price of
   Derivative            sion or     tion Date    tion Code     Derivative      Exercisable           of                Derivative
   Security              Exercise    (Month/Day   (Instr. 8)    Securities      and Exp-              Underlying        Security
   (Instr. 3)            Price of    Year)                      Acquired        iration Date          Securities        (Instr. 5)
                         Deriv-                                 (A)  or         (Month/Day            (Instr 3 & 4)
                         ative                                  Disposed        Year)
                         Security                               of (D)
                                                                Instr. 3,4,5                          Title/Amt.
                                                  Code / V      (A)      (D)    Exer/Expir.           or # of shares
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Options     24.8125     N/A          N/A           N/A             10-31-98 / 10-30-07   Common Stock           N/A
                                                                                                      Options/ 200,000
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Options     18.15625    N/A          N/A           N/A             01-28-01 / 01-27-10   Common Stock           N/A
                                                                                                      Options/ 20,000
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Options     26.84375    N/A          N/A           N/A             01-17-02 / 01-16-11   Common Stock           N/A
                                                                                                      Options/ 20,000
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Options      31.30      N/A          N/A           N/A             01-02-03 / 01-01-12   Common Stock           N/A
                                                                                                      Options/ 20,000
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
9. Number        10. Owner-         11. Nature
   of Deriv-         ship Form          of Indirect
   ative             of                 Beneficial
   Securities        Derivative         Ownership
   Beneficially      Security           (Instr. 4)
   Owned at          Direct (D)
   End of            or
   Year              Indirect (I)
   (Instr. 4)        Instr. 4)
-------------------------------------------------------
     200,000            D
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      20,000              D
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      20,000              D
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      20,000              D
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Explanation of Responses:

* Reporting person denies beneficial ownership of these securities
                                                                                /s/ Steven J. Saiontz                   3/10/2002
                                                                                -------------------------------------------------
** International misstatements or ommissions of facts constitute                   ** Signature of Reporting Person     Date
   Federal Criminal Violations.                                                 Steven J. Saiontz
   See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See instruction 6 for procedure.